EXHIBIT 23
CONSENT OF INDEPENDENT ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference of our report, dated January 13, 1999, on the combined balance sheets of Norment Industries, Inc. and Norment Corporation as of November 28, 1998 and February 28, 1998, and the related combined statements of income, net assets and cash flows for the nine month period ended November 28, 1998 and for each of the two fiscal years in the period ended February 28, 1998 included in this Amendment No. 1 to the Current Report on Form 8-k of CompuDyne Corporation, which Current Report was originally dated December 11, 1998, into the previously filed Registration Statement of CompuDyne Corporation on Form S-8 with respect to the CompuDyne Corporation 1986 Stock Incentive Compensation Plan Benefit Plan.



Arthur Andersen LLP
Birmingham, Alabama
February 16, 1999